Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust conference call and webcast announcement

     CALGARY, Aug. 6 /CNW/ - Penn West Energy Trust is scheduled to release its second quarter results on Thursday, August 7, 2008 after market closing.
Following the release of its financial results, Penn West will conduct a conference call as outlined below:

     <<
     Date:     Friday, August 8, 2008

     Time:     9:00 a.m. M.D.T.

     Call:     800-731-5774 Toll Free North America
               416-644-3419 Toronto Area

     Replay:   877-289-8525, passcode 21276122 followed by the pound sign
               416-640-1917, passcode 21276122 followed by the pound sign
               (recording available to August 15, 2008)

     Webcast:

     http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2322540
     >>

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 18:55e 06-AUG-08